Faegre Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103

Phone: (215) 988-2700

Fax: (215) 988-2757

www.faegredrinker.com

June 7, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Raymond Be

Re:	Cliffwater Enhanced Lending Fund (the “Fund” or the “Registrant”) (File Nos. 333-252528; 811-23630); Response to Examiner Comments on N-2

Dear Mr. Be:

This letter responds to the staff’s comments that you provided via phone on May 14, 2021, in connection with your review of the pre-effective amendment to the Fund’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”) on Form N-2 (“Registration Statement”). The changes to the Fund’s disclosure discussed below will be reflected in an amendment (the “Amendment”) to the Fund’s Registration Statement.

For your convenience, we have repeated each comment below in bold, and our responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

General

1.	Please provide supplementally the material assumptions used to estimate “other expenses” for the fund in the fee table.

The “other expenses” in the Fund’s fee table are estimated based upon average net assets during the Fund’s first year of operation of $235 million. The Registrant believes such an assumption is reasonable based upon anticipated Fund sales in light of the Investment Manager’s prior experience.

2.	Comment 9 – Please clarify the difference between assets under advisement and assets under management.

The assets under advisement included in the registration statement includes both assets where the Investment Manager has discretion to invest the assets and assets where the Investment Manager does not have investment discretion over the assets.

3.	Provide analysis of the permissibility of the transaction under Section 17 and provide representations that the transaction meets all of the points in Guidestone Financial, et al., SEC No-Action Letter (pub. Avail. Dec. 27, 2006).

The Reorganization will comply with the requirements set forth in the GuideStone Financial no-action letter as follows:

1)	The reorganization will comply with the terms of paragraphs (b), (c), (d), (e), (f) and (g) of Rule 17a-7 under the 1940 Act and the provisions of Rule 17a-8 under the 1940 Act (which among other things, requires an independent evaluator to value any assets to be transferred for which market quotations are not readily available);

2)	The Fund will be a shell portfolio as of the time of the reorganization;

3)	The assets of the Predecessor Fund will consist of securities that are appropriate, in type and amount, for investment by the Fund in light of its investment objectives and policies;

4)	The Predecessor Fund will transfer all of its portfolio securities at the time of the reorganization to the Fund;

5)	The Fund has the same procedures for determining net asset value as the Predecessor Fund and will follow those procedures in determining the amount of shares to be issued in the reorganization;

6)	The transfer of securities and shares between the Predecessor Fund and the Fund will be effected simultaneously;

7)	The Fund will comply with the recordkeeping requirements described in the GuideStone Financial no-action letter;

8)	The Investment Manager, consistent with its fiduciary duties, has disclosed to the independent trustees of the Fund the existence of, and all the material facts relating to, any conflicts of interest between the Adviser and the Fund with regard to the reorganization to facilitate the ability of the independent trustees to evaluate and approve the reorganization; and

9)	The Investment Manager, not the Predecessor Fund or the Fund, will bear the costs associated with the reorganization.

4.	In “Investment Strategies and Overview of Investment Process,” the fund states, “The Fund may also provide capital to businesses or individuals by acquiring assets from those businesses that produce regular cash flows as an alternative to a traditional loan.” Please explain this statement.

The statement relates to sale leasebacks entered into by the Fund, and includes sale leasebacks of real estate or equipment. These examples have been added to the disclosure in the prospectus.

5.	In the section titled “Cliffwater Enhanced Lending Fund, L.P. Performance,” please provide performance without fee waivers, based on gross fees. See Quest For Value Dual Purpose Fund, Inc. (Feb. 28, 1997)

The Registrant will make the requested revision.

Generally in the prior performance section:

6.	Describe the background of the Predecessor Account including information about when and why the predecessor account was created.

The Predecessor Fund was created to pursue an investment strategy substantially similar to that of the Fund. It accepted its first commitments on March 24, 2021 and it is a private fund excluded from the definition of “investment company” pursuant to Section 3(c)(7) of the 1940 Act.

7.	State that the adviser for the Fund was the adviser for the predecessor for the entire performance period shown.

The Registrant will add the requested disclosure.

8.	State whether the Adviser managed any other accounts that were materially equivalent to the Fund. If there were other accounts, were these other accounts converted to registered companies, and if not, why not? The Registrant should explain why the predecessor account was chosen to be registered and if any other materially equivalent accounts had lower performance as compared with the predecessor account.

The Investment Manager has not managed any other accounts that were substantially similar to the Fund.

9.	State in the disclosure whether the predecessor account transferred substantially all of its portfolio securities or whether the predecessor account transferred only a portion of its assets to the newly registered fund. In addition, state whether there were any material purchases or sales of portfolio securities in the months leading up to the reorganization that were done in contemplation of the reorganization and not in the ordinary course of business. Explain the background of why the predecessor fund was created when it was created.

The Registrant will add the requested disclosure. Given that the Predecessor Fund accepted its first commitments in March 2021, the prospect of reorganization was known at the time of its launch. The Predecessor Fund has purchased (but has not sold any) portfolio securities. All of these securities will be transferred to the Fund. The Predecessor Fund was created to pursue an investment strategy substantially similar to that of the Fund. It is a private fund excluded from the definition of “investment company” pursuant to Section 3(c)(7) of the 1940 Act.

10.	Explain whether the adviser believes that the predecessor account could have complied with Subchapter M of the Internal Revenue Code.

While the Investment Manager does not monitor for Subchapter M compliance because the Predecessor Fund is not taxed pursuant to Subchapter M, the Investment Manager believes that the Predecessor Fund would have been in compliance.

11.	Describe supplementally whether the predecessor account made any strategy changes to the account within a one-year period prior to the date the registration statement was filed and whether such changes were made in anticipation of the conversion to a registered investment company. In addition, please discuss any variation in the level of assets (for example via redemptions, transfer of assets to another person or fund, or cash infusions) of the predecessor account within a one-year period prior to the date the registration statement was filed. If any investors in the predecessor account redeemed out of the predecessor account within one year of this date, please describe whether such investors were able to invest in an account with substantially similar investment strategies to that of the predecessor account.

The Predecessor Fund accepted its first commitments in March 2021, and its assets have increased since that time. No strategy changes were made in the period since the Predecessor Fund commenced its operations. There were purchases made following its launch, and there have been no redemptions from the Predecessor Fund.

12.	If the standardized SEC method is not used to calculate prior performance, the Fund should disclose how the performance was calculated and that the method differs from the standardized SEC method.

The Registrant will make the requested disclosure.

13.	The prior performance must present the average annual total return for one, five and ten years of operation or since the date of inception if less than ten years.

The Fund began accepting capital on March 29, 2021 and has less than one year of performance. The Registrant will include the Fund’s cumulative total return from March 29, 2021 through April 30, 2021, which is +7.45%.

14.	Represent supplementally that the Fund has the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

The Registrant represents that the Fund has the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Declaration of Trust

15.	Please disclose, in an appropriate location in the prospectus, the provision in the Fund’s Agreement and Declaration of Trust that requires the holders of at least 10% of the outstanding shares of the Trust to join in the bringing of a derivative action with respect to the Trust or any class of the Trust, and state that this provision does not apply to claims under the federal securities laws. With regard to the requirement of providing a pre-suit written demand, please disclose this provision in an appropriate location in the prospectus or SAI.

The Registrant will add the requested disclosure.

16.	With regard to the clause stating the Trustees must be afforded a reasonable amount of time to consider such shareholder request and investigate the basis, please disclose this in an appropriate location in the prospectus or SAI.

The Registrant will add the requested disclosure.

17.	Please disclose in an appropriate location in the prospectus that the Trustees shall require an undertaking by the Shareholder requesting a derivative action on behalf of the Trust or any Class to reimburse the Trust for the expense of any such advisers in the event that the Trustees determine not to bring such action in an appropriate location in the prospectus and clarify that this provision does not apply to claims under the federal securities laws.

The Registrant will add the requested disclosure.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-3328, or in my absence, to Joshua Deringer at (215) 988-2959.

Sincerely,

/s/ Andrew E. Seaberg
Andrew E. Seaberg